

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 7, 2009

Mr. E. J. Elliot
Chief Executive Officer
Gencor Industries, Inc.
5201 North Orange Blossom Trail
Orlando, Florida 32810

      RE: **Gencor Industries, Inc.**
              Form 10-K for the fiscal year ended September 30, 2008
              Filed December 12, 2008
              File No. 1-11703

Dear Mr. Elliot:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Angela J. Crane
                             Accounting Branch Chief